Exhibit 12.1
ZIOPHARM Oncology, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Three Months Ended March 31,
$ In Thousands, Except Ratio	2005	2006	2007	2008	2009	2010
Fixed charges:
Interest Expense	$-	$-	$-	$-	$-	$-
Amortized premiums discounts and capitalized expenses related to indebtedness	-	-	-	-	-	-
	$-	$-	$-	$-	$-	$-

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(9,517)	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(17,653)
Add fixed charges	-	-	-	-	-	-
	$(9,517)	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(17,653)

Ratio of earnings to fixed charges	-	-	-	-	-	-

Deficiency of earnings to fixed charges	$(9,517)	$(17,857)	$(26,608)	$(25,231)	$(7,649)	$(17,653)